SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)(1)

                       Robocom Systems International Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   771062 10 6
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                                 (CUSIP Number)


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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 771062 10 6             SCHEDULE 13G                 Page 2 of 6 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Herbert Goldman
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  5     SOLE VOTING POWER

                        1,024,000(1)
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              1,024,000(1)
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,024,000(1)
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      22.47%
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12    TYPE OF REPORTING PERSON*

      IN, 00*
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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(1)   Represents the following: (i) 160,000 shares owned directly by the Herbert
      Goldman Revocable Trust, Herbert Goldman, trustee; (ii) 160,000 shares owned directly by the Naomi J. Goldman Revocable Trust, Herbert Goldman, trustee; (iii) 564,000 shares owned directly by H&N Goldman L.P., Herbert Goldman, General Partner; (iv) 120,000 shares subject to options issued to H&N Goldman L.P. and that are presently exercisable, and (v) 20,000 shares subject to options issued to Herbert Goldman that are presently exercisable.

*     Please see (1) for description of ownership.

CUSIP No. 771062 10 6             SCHEDULE 13G                 Page 3 of 6 Pages

Item 1(a). Name of Issuer:

      Robocom Systems International Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

      511 Ocean Avenue
      Massapequa, New York  11758

Item 2(a). Name of Person Filing:

      Herbert Goldman

Item 2(b). Address of Principal Business Office or, if None, Residence:

      511 Ocean Avenue
      Massapequa, New York  11758

Item 2(c). Citizenship:

      United States of America

Item 2(d). Title of Class of Securities:

      Common Stock, $.01 par value per share

Item 2(e). CUSIP Number:

      771062 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) check whether the person filling is a:

      Not applicable.

Item 4. Ownership.

CUSIP No. 771062 10 6             SCHEDULE 13G                 Page 4 of 6 Pages

      If the percent of the class owned as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   Amount beneficially owned:

                  1,024,000(1)

      (b)   Percent of class:

                  22.47%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote          1,024,000(1)
                                                                   -------------

            (ii)  Shared power to vote or to direct the vote                0
                                                                   -------------

            (iii) Sole power to dispose or to direct the
                  disposition of                                    1,024,000(1)
                                                                   -------------

            (iv)  Shared power to dispose or to direct the
                  disposition of                                            0
                                                                   -------------

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CUSIP No. 771062 10 6             SCHEDULE 13G                 Page 5 of 6 Pages

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          January 20, 2000
                                          ----------------------------------
                                          Date

                                          /s/Herbert Goldman
                                          ----------------------------------
                                          Signature

                                          Herbert Goldman
                                          ----------------------------------
                                          Name/Title